[Chapman and Cutler LLP Letterhead]

October 27, 2023

VIA EDGAR CORRESPONDENCE

Kim McManus
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. McManus:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 29, 2023 (the “Registration Statement”). The Registration Statement relates to the Amplify Samsung SOFR ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please respond to our comments in writing and file the responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the Registrant’s response, please provide revised disclosure with your letter.

Response to Comment 1

The Registrant acknowledges the Staff’s comment to respond in writing and file the responses as correspondence. The Registrants confirms it will provide revised disclosure in its responses, as applicable.

Comment 2 – Fund Fees and Expenses

Please provide a completed fee table at least five business days prior to effectiveness.

Response to Comment 2

The Trust notes that a completed fee table is shown in Exhibit A.

United States Securities and Exchange Commission

October 27, 2023

Comment 3 – Principal Investment Strategies

Please describe the types of swaps the Fund expects to invest in (e.g. interest rates swaps). Please also confirm will include disclosure if the Fund will have material exposure to a single swap counterparty.

Response to Comment 3

The Fund does not believe there will be a material investment in any specific swap counterparty and, as such, information relating to the counterparties need not be included in the Prospectus. As set forth in the Registration Statement, as revised, the Fund expects to principally invest in repurchase agreements rather than swaps. In addition, the Registrant expects that any swap-counterparties will be security related issuers and the Fund’s holdings in any swaps relating to such issuers is subject to Rule 12d3-1. The Funds intends to comply with section (b) of Rule 12d3-1 and will not exceed the 5% limit of the value of its total assets in any single security related issuer. For any swap-counterparties which are not deemed to be securities related issuers, although the Fund could exceed the 5% limit the Fund intends to diversify among different swap-counterparties and do not expect to exceed 5% exposure to any such swap counterparty.

With respect to the types of swaps the Fund intends to invest in, the following disclosure has been added to the prospectus:

“The Fund’s investments in swaps, if any, are expected to be in interest rate swap agreements whereby the Fund and swap counterparty exchange or swap payments based on changes in an interest rate or rates, such as SOFR.”

Comment 4 – Principal Investment Strategies

With respect to the Fund’s “Collateral Investments,” please clarify if the Fund may invest in foreign securities. If the Fund may invest in foreign securities, please add relevant risk factor disclosure with respect to such investments, including, if applicable, emerging market risks.

Response to Comment 4

The Fund confirms that it will not have material exposure to foreign securities through the Collateral Investments and therefore respectfully declines to add any additional disclosure.

Comment 5 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. The Staff requests the Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

United States Securities and Exchange Commission

October 27, 2023

Response to Comment 5

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 6 – Principal Risks

The Staff notes that the following disclosure in last sentence of the “Cash Transactions Risks:”

“These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to purchasers and redeemers of Shares in the form of creation and redemption transaction fees. These factors may also result in wider spreads between the bid and the offered prices of Shares than for other ETFs.”

Please confirm whether the brokerage fees referred to therein will be incurred by authorized participants of the Fund or by Fund shareholders. In this regard, please add disclosure that will address the potential NAV impact for ETFs using primarily cash transactions, to the extent not offset by transaction fees.

Response to Comment 6

In accordance with the Staff’s comment, the Cash Transactions Risk has been revised as follows:

Cash Transactions Risk. The Fund intends to effectuate creations and redemptions for cash, rather than in-kind securities, which would cause it to incur related costs and expenses. The use of cash creations may cause the Fund’s shares to trade in the market at wider bid-ask spreads or greater premiums or discounts to the Fund’s NAV. Because the Fund intends to effect redemptions for cash, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. A sale of Shares may result in capital gains or losses and may also result in higher brokerage costs. Consequently, an investment in the Fund may be less tax-efficient than investments in other ETFs. Moreover, cash transactions may have to be carried out over several days if the market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units, generally authorized participants, in the form of creation and redemption transaction fees. Cash purchases and redemptions may increase such transaction costs which may decrease the Fund’s net asset value to the extent the costs are not offset by a transaction fee payable by an authorized participant, which could negatively impact the Fund’s ability to achieve its investment objective.

* * * * * * * *

United States Securities and Exchange Commission

October 27, 2023

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.20%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses(2)	0.20%

1.	Estimate based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$20	$64